UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The ONE Group Hospitality, Inc.

(Title of Class of Securities)

Common Stock

CUSIP Number:

88338K103

Spencer Grimes

Twinleaf Management LLC

131 Brookwood Lane

New Canaan, CT 06840

(203) 594-1441

(Authorized to Receive Notices and Communications)

November 19, 2020

(Date of Event Which Requires Filing of this Statement)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 88338K103

1.	Names of Reporting Persons Twinleaf Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 856,306
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 856,306

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 856,306
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9%
14.	Type of Reporting Person (See Instructions) IN

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Item 5.	Interest in Securities of the Issuer

(a)

The aggregate percentage of shares reported owned by the Reporting Person is based on 29,068,007 shares of common stock outstanding as of October 31, 2020, which is the total number of shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2020. As of the close of business on the date hereof, Twinleaf Management LLC has ceased to be the beneficial owner of more than five percent (5%) of the shares.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TWINLEAF MANAGEMENT, LLC

Date: November 19, 2020	/s/ Spencer Grimes
Spencer Grimes
Managing Member, Twinleaf Management, LLC

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